July 24, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Attn:	Ms. Kathleen Collins Accounting Branch Chief
Re:	Telvent GIT, S.A. Form 20-F for the Fiscal Year Ended December 31, 2008 Filed on March 18, 2009 Form 6-Ks Filed on February 26, 2009 and May 21, 2009 File No. 000-50991
Dear Ms. Collins:
          This letter sets forth the responses of Telvent GIT, S.A. (“Telvent” or the “Company”) to the comments the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 30, 2009 to Ms. Bárbara Zubiría, Chief Accounting and Reporting Officer of the Company.
          For your convenience, we have included herein each of the Staff’s comments in italics, and the Company’s responses are set forth immediately below the corresponding Staff comment.
Form 20-F for the Fiscal Year Ended December 31, 2008
Item 5. Operating and Financial Review and Prospects
A. Operating Results
Overview, page 43
     1. Please consider expanding your “Overview” of management’s perspective to provide an executive level overview that provides context for the remainder of the discussion of operating results. For example, identify the factors that your executives focus on in evaluating financial condition and operating performance. In this regard, we note that bookings provide useful trend information regarding changes in the volume of your new business over time. Please also consider addressing the material operations, risks and challenges facing the Company and how management is dealing with these issues. We note

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
July 24, 2009

that, at the end of 2008, you started seeing a slow-down in the investments from municipalities in Spain. Refer to Release No. 33-8350.
Response:
          In future filings, we will expand our “Overview” of management’s perspective in accordance with the Staff’s comment and include a discussion of the principal financial measures that management focuses on each quarter, such as margin performance, bookings, and backlog for each business segment. We will also consider whether any recent development had any particular significance for the covered period and whether there are any material risks or challenges for the periods presented that warrant highlighting in the “Overview.”
B. Liquidity and Capital Resources
Critical Accounting Policies and Estimates
Goodwill and Other Intangible Assets, page 68
     2. We note that your disclosures indicate that you “based the value of these intangible assets on independent valuation reports.” Please describe the nature and extent of third party valuation firm’s involvement in the determination of the fair value of your intangible assets recorded in connection with your acquisitions and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding the reference to this specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations at: http://www.sec.gov/divisions/corpfin/guidancelsasintelp.htm for guidance.
Response:
          Management determines the fair value of intangible assets acquired as of the acquisition date (purchase price allocation process) using generally accepted valuation procedures for the kind of intangible assets purchased (for example, the multi-period exceed earnings method for customer relationships or the relief-from-royalty-method for brand names). In making these determinations, Management generally relies, in part, upon a valuation report of a third-party expert; however, even when such a third-party report is obtained, it is only one element of the analysis performed by Management. For this reason and considering Rule 436(b) of Regulation C and the guidance in Question 141.02 of the Compliance and Disclosure Interpretations, the Company has not included the names of such specialists. We will clarify this in future filings and revise our disclosure to indicate that in determining the value of these intangible assets, we have relied in part on independent valuation reports.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders, page 88

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
July 24, 2009

     3. We are unable to locate information on the number of record holders of your ordinary shares in the United States. Please advise. See Item 7.A.2 of Form 20-F. Also, in future filings, please disclose whether any of your major shareholders have different voting rights, or provide an appropriate negative statement. See Item 7.A.1(c) of Form 20-F.
Response:
          As of March 18, 2009, the number of record holders of the Company’s ordinary shares in the United States was 18. As of July 17, 2009, the number of record holders of the Company’s ordinary shares in the United States was 16. The Company confirms that none of its major shareholders have different voting rights. The Company will provide the requested disclosure in its future filings.
B. Related Party Transactions. page 90
     4. We note your disclosure on pages 83 and 84 that your parent company, Abengoa, guaranteed bank loans for certain members of your management team in connection with their participation in the Abengoa formula-based compensation plan and its Share Acquisition Plan. Please tell us if any of these loans are currently outstanding. If so, please provide in this section the information about the outstanding loans required by Item 7.B.2 of Form 20-F.
Response:
          The Company respectfully submits that the disclosure specified in Item 7.B.2 of Form 20-F should not be required with respect to the bank loans to certain members of its management team guaranteed by Abengoa and discussed on pages 83 and 84 of its 2008 Annual Report on Form 20-F. Under Item 6.B.1 of Form 20-F, “[d]isclosure of compensation is required on an individual basis unless individual disclosure is not required in the company’s home country and is not otherwise publicly disclosed by the company.” As such, because disclosure of individual compensation is not required in Spain and not otherwise publicly disclosed by Telvent, the Company does not provide compensation disclosures on an individual basis.
          The loans guaranteed by Abengoa and discussed on pages 83 and 84 were made in connection with compensatory plans established by Abengoa for employees of Telvent, in the case of the “Formula Based Stock Compensation Plan”, and employees of Abengoa’s subsidiaries, including certain of our employees, in the case of the “Abengoa Stock Purchase Plan”. The Formula Based Stock Compensation Plan has fully vested and as of March 2009 no loans remained outstanding from the purchase of the shares under this plan. Accordingly, as of March 2009, no Abengoa guarantees remained in force or effect with respect to loans to purchase shares under such plan. The loans disclosed on page 83 to members of the Telvent management team were used by such members to finance their purchases of Abengoa shares pursuant to the Abengoa Stock Purchase Plan. These loans and related guarantees are currently outstanding.

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
July 24, 2009

          If the Company were to include disclosure regarding the terms of Abengoa’s guarantees of the loans to purchase shares under either of the plans, such as the amounts outstanding and interest rates, the Company believes it would indirectly be disclosing information from which individual compensatory amounts under the referenced plans generally could be inferred. In addition, the relative levels of compensation under these plans may or may not be consistent with relative levels of other forms of compensation paid by Telvent to employees who participate in the plans. Because detail regarding other components of compensation is not otherwise required to be disclosed and is not disclosed, the Company is concerned that investors and the public may construe or misconstrue the relationship between the compensation under the referenced plans and what they assume to be relative levels of direct or other compensation paid by Telvent to its employees. As such, in light of the clear guidance in Item 6.B.1, the Company does not believe it should be required to provide additional detail regarding these loans.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
Other Financial Information
Dividends, page 93
     5. We note on page 41 that you have two Spanish subsidiaries and one subsidiary in the United States. We further note your disclosures regarding dividend restrictions in Spain and North America beginning on page 93. Please update us as to how you considered the guidance of Rule 4-08(e)(3) of Regulation S-X to determine whether Schedule I was required as of December 31, 2008 and to disclose the amount of restricted net assets for your subsidiaries. In your response, please provide us with the calculations that support your conclusions. See Rule 5-04 and Rule 12-04 of Regulation S-X.
Response:
          Currently, the only subsidiary that has restricted net assets is DTN Holding Company, Inc. (“DTN”). DTN has a syndicated credit agreement with Goldman Sachs Credit Partners L.P. as lead arranger, bookrunner and sole syndication agent pursuant to which DTN cannot pay dividends to Telvent GIT until such loan is repaid. In future filings, we will change the wording of the section “Dividends” in our Item 8, which currently states that “Under their financing agreements, our North American subsidiaries ... are prohibited from paying dividends until their outstanding obligations under their financing agreements are paid in full.” to clarify the fact that the only subsidiary with such restriction is DTN. Also, we confirm that none of our Spanish subsidiaries had restrictions as of December 31, 2008 based on the status of their legal reserves.
          In accordance with Rule 4-08(e)(3) and Rule 5-04 of Regulation S-X, we analyzed, at the time of preparing and filing of our Annual Report on Form 20-F for the year ended December 31,

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
July 24, 2009

2008 whether we needed to file Schedule I (condensed financial information of the Company). According to Rule 4-08(e)(3), for purposes of this test, restricted net assets of DTN were considered to be the amount of Telvent’s proportionate share of net assets (after intercompany eliminations) reflected in the balance sheet of DTN at December 31, 2008, which may not be transferred to Telvent in the form of loans, advances or cash dividends by DTN without the consent of Goldman Sachs, as lead agent of its credit agreement. As of December 31, 2008, DTN had negative net assets amounting to €(67,519,000). Consolidated net assets of Telvent GIT amounted to €272,617,000 as of December 31, 2008.
          In addition, we also considered the guidance in SEC Staff Accounting Bulletin Topic 6K and we confirmed that the amount of the subsidiary’s net assets designated as restricted did not exceed the amount of the subsidiary’s net assets included in consolidated net assets (also called “adjusted net assets”). This amount was determined by allocating the difference between fair value and historical cost arising from the business combination. If DTN’s adjusted net assets had been less than the amount of its restrictions because the push down of consolidating adjustments reduced its net assets, we would have used the subsidiary’s adjusted net assets for purposes of this test. However, this was not the case. The amount of the subsidiary’s net assets included in consolidated net assets was determined as follows:

As of December 31, 2008
In thousands of Euros
Subsidiary’s net assets included in consolidated net assets:
DTN’s restricted net assets (liabilities)	€(67,519)
Goodwill arising in the acquisition of DTN	294,375

DTN’s net assets included in consolidated net assets	€225,352
          Based on the above, we concluded that Schedule I was not required to be presented in our Annual Report on Form 20-F for the year ended December 31, 2008.
Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 118
     6. We note from your disclosures that the Company is exposed to several market risks such as foreign currency exchange rates and potentially interest rate risk. Given that your financial expenses have increased significantly and appear to be material to net income, please tell us how your disclosures meet the requirements of one of the quantitative disclosure alternatives described in Item 11 of Form 20-F and Item 305(a) of Regulation S-K.
Response:
          In response to the Staff’s comment, we will provide quantitative information about market risk in future filings in accordance with the first alternative of tabular information related to market risk sensitive instruments described in Item 11 of Form 20-F.

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
July 24, 2009

          Our market risk sensitive instruments are instruments entered into for purposes other than trading and fall into the following two market risk exposure categories:
•	Interest rate risk

•	Foreign currency exchange rate risk
Interest rate risk
          We will provide in future filings a tabular presentation of information related to interest rate risk sensitive instruments. Such table(s) will include the following information:
-	fair value; and

-	contract terms sufficient to determine cash flows from those instruments.
          We will provide the following contract terms of our interest rate risk sensitive instruments:
i.	Options — contract amounts and weighted average strike prices;

ii.	Swaps — notional amounts, weighted average pay rates and weighted average receive rates; and

iii.	Debt obligations — principal amounts and weighted average effective interest rate
          The tabular information provided will allow readers to determine expected cash flows from the interest rate risk instruments for each of the next five years and any remaining years will be displayed as an aggregate amount.
          The interest rate sensitive instruments will be grouped based on common characteristics, as follows:
i)	Options — Written or purchased put or call options with similar strike prices

ii)	Swaps — Received variable and pay fixed swaps;

iii)	Debt obligations — Fixed rate or variable rate, and by currency.
          The tables below provide information about our material financial instruments that are sensitive to changes in interest rates as of December 31, 2008. We will include information presented in this format commencing with our next quarterly filing.

	Expected Maturity Date (In thousands)
	2009	2010	2011	2012	2013	Thereafter	Fair Value (€)
Interest rate swap
Fixed to Floating
Contract amount/notional (USD)	127,650	110,400					4,200
Average rate payable	Libor 3m USD	Libor 3m USD	Libor 3m USD	Libor 3m USD	Libor 3m USD	Libor 3m USD
Average rate receivable	5.32%	5.32%	5.32%	5.32%	5.32%	5.32%

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
July 24, 2009

	Expected Maturity Date (In thousands)
	2009	2010	2011	2012	2013	Thereafter	Fair Value (€)
Interest rate cap
Contract amount/notional (EUR)	70,239	53,329	41,198	19,524	18,815	7,916	384
Average strike price	4.21%	4.21%	4.21%	4.18%	4.18%	4.09%

	Expected Maturity Date (In thousands)
	2009	2010	2011	2012	2013	Thereafter	Fair Value (€)
Interest rate cap
Contract amount/notional (USD)	12,300	—	—	—	—	—	0
Average strike price	4.50%	—	—	—	—	—

	Expected Maturity Date
	(In thousands)
	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value (€)
Liabilities long term debt
Variable Rate (USD)	11,802	2,048	2,048	2,048	193,542	—	211,488	131,683
Average interest rate	(1)	(1)	(1)	(1)	(1)	(1)
Variable Rate (EUR)	15,500	10,500	10,500	10,500	10,500	—	57,500	52,941
Average interest rate	(2)	(2)	(2)	(2)	(2)	(2)
Variable Rate (EUR)	381	364	377	391	405	8,039	9,957	8,486
Average interest rate	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%

(1)	Eurodollar Rate Loans: 5.5% if our subsidiary DTN’s S&P rating falls less than B+ and B1 and 5% if it is higher or equal. Base rate loan: 4.25% if our subsidiary DTN’s S&P rating fall less than B+ and B1 and 3.75% if it is higher or equal.

(2)	Euribor plus spread raging from 1.50% to 2.25% based on Net Financial Debt/EBITDA of consolidated financial statement.
Foreign currency exchange risk
          We will provide in future filings a tabular presentation of information related to foreign currency exchange risk sensitive instruments. Such tables will include the following information:
•	fair value; and

•	contract terms sufficient to determine cash flows from those instruments.
          For forward contracts, we will provide the contract amounts and weighted average settlement prices.
          The tabular information provided will allow readers to determine expected cash flows from the foreign currency risk instruments for each of the next five years and any remaining years will be displayed as an aggregate amount.

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
July 24, 2009

          The foreign currency sensitive instrument will be grouped based on common characteristics. Specifically, we will group forward contracts by the currency in which the instruments’ cash flows are denominated.
          The table below provides information about our material financial instruments that are sensitive to changes in foreign exchange rates as of December 31, 2008. We will include information presented in this format commencing with our next quarterly filing.

	Expected Maturity Date
In thousands	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value (€)
USD/EUR (1)
Contract amount (USD)	4,238	220	—	—	—	—	4,458	64
Average contractual Exchange rate	1.47	1.47
EUR/USD (1)
Contract amount (EUR)	10,386	19	—	—	—	—	10,405	-14
Average contractual Exchange rate	0.70	0.70
USD/MXP (1)
Contract amount (USD)	22,427	—	—	—	—	—	22,427	1,919
Average contractual Exchange rate	0.08
MXP/USD (1)
Contract amount (MXN)	166,315	2,349	—	—	—	—	168,664	-326
Average contractual Exchange rate	11.69	11.36
CAD/USD (1)
Contract amount (CAD)	52,047	3,633	177	—	—	—	55,857	-3,232
Average contractual Exchange rate	1.11	1.03	1.01
USD/CAD (1)
Contract amount (USD)	21,626	—	—	—	—	—	21,626	349
Average contractual Exchange rate	0.83
AUD/KWD (1)
Contract amount (AUD)	7,436	5,483	2,675	—	—	—	15,595	-1,374
Average contractual Exchange rate	4.20	4.35	4.40
EUR/BRL (1)
Contract amount (EUR)	2,177	—	—	—	—	—	2,177	277
Average contractual Exchange rate	0.34
BRL/EUR (1)
Contract amount (BRL)	5,078	—	—	—	—	—	5,078	379
Average contractual Exchange rate	2.74
USD/SEK (1)
Contract amount (USD)	3,240						3,240	350
Average contractual Exchange rate	0.15
EUR/MXN (1)
Contract amount (EUR)	3,119	64	—	—	—	—	3,183	95
Average contractual Exchange rate	17.35	18.62

(1)	Telvent buys the first-currency mentioned and sells the second currency.

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
July 24, 2009

Item 15. Controls and Procedures
(d) Changes in Internal Control over Financial Reporting, page 122
     7. You state that there were no material changes to your system of internal control over financial reporting that would cause your conclusion to be different at the date of the filing of the Annual Report. Please be advised that Item 15(d) of Form 20-F requires that you disclose any change in your internal control over financial reporting that occurred during the relevant period that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that there were no such changes in your internal control over financial reporting during your 2008 fiscal year. In addition, please provide us with a representation that you will conform your disclosures in future filings to comply with Item 15(d) of Form 20-F.
Response:
          The Company confirms that there were no changes to its system of internal control over financial reporting during its 2008 fiscal year that have materially affected, or are reasonably likely to affect, its internal control over financial reporting. The Company confirms that it will conform its disclosures in future filings to comply with Item 15(d) of Form 20-F.
Item 18. Financial Statements
Consolidated Statements of Operations, page F-6
     8. We note from your disclosures on page F-8 that the Company recognizes revenue from certain arrangements that include both product and services. Tell us the amount of product and services revenue and cost of revenue for each period presented and tell us how you considered separately presenting product and service revenue and cost of revenue pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X. As part of your response, please tell us the amount the amount of revenue and related costs recognized from arrangements accounted for under SOP 81-1.
Response:
          As indicated in the consolidated financial statements included in the Company’s 2008 Form 20-F, the Company recognizes revenue from certain arrangements that include both products and services under SOP 81-1. To properly respond to the Staff’s concern that products and services are not separately presented on the face of the consolidated statements of operations, we believe it is important to review the nature of the Company’s business and projects.
          Telvent is an engineering company providing real time IT solutions and systems integration services for its clients. Telvent designs, implements, builds and installs supervisory control and data acquisition (SCADA) systems comprised of computer software, hardware and electronic instrumentation to enable our customers to remotely monitor and control infrastructure

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
July 24, 2009

of various kinds, including pipelines, electricity and water transmission and distribution facilities, freeways and toll roads. A typical project contract of the Company across all its business segments involves supplying a SCADA system consisting of computer hardware and software, engineering services for the design, configuration, installation, commissioning and testing of the system, documentation, including manuals, and training at Telvent facilities. Telvent tailors the SCADA systems to the specific requirements of each customer on a project by project basis. Our systems gather real-time operational data at the field level (whether it be at a gas pipeline, an electric grid, a road, a river basin, etc.) through the use of remote terminal units, or other field devices, and process that data through the SCADA system located at the customer’s control center. Our project contracts often also include the development of specific applications for customers to help them make smarter operational business decisions (outage management applications, leak detection systems, etc.). These contracts generally range from one to two years in length. An example of a typical contract for the Company’s Energy segment is discussed in the “Business Overview” section of the Company’s Form 20-F for the year ended December 31, 2008.
          As the Staff can observe from the general description of the business and the description of our “products” by business segment that we provide in the “Business Overview” section, we mainly provide IT services and solutions. We use the word product many times throughout the 20-F when referring to solutions. We do not believe these are the types of “products” the Staff is suggesting we separate from our services from a revenue presentation perspective. Although certain projects do involve the deliverable of certain “tangible products” (remote terminal units, automatic meters, radars, weather stations, etc.), the bulk of the deliverables are the technical and engineering services, as the product by itself, without the engineering and integration services required to make such product useful, would have no value to our customers and would not be able to be sold separately. For this reason, we do not believe that separating products and services for these types of contracts will provide investors with useful and meaningful information.
          Based on the above, the Company follows SOP 81-1 to recognize the revenue on these types of projects and does not separate between tangible products and services. All other revenue is recognized as described in the notes to the consolidated financial statements. To avoid confusion, we will revisit the terminology used in our public disclosures when discussing our services and solutions to avoid using the word “product” when we are not referring to a tangible product.
Note 2. Significant Accounting Policies
Revenue, page F-12
     9. We note that you derive revenue from the sale of software, support contracts, and services and revenue is recognized in accordance with SOP 97-2 and SOP 81-1. Please tell us whether you enter into multiple element arrangements that include post-contract customer support (“PCS”). If so, please describe your methodology for establishing vendor-specific objective evidence (“VSOE”) of PCS, the accounting literature you considered, and how you considered disclosing your policy in your revenue recognition footnote. If VSOE is based on

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
July 24, 2009

stated renewal rates then please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Alternatively, if VSOE is based on stand-alone sales, then provide the volume and range of stand alone sales used to establish VSOE. Also, please describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.).
Response:
          As disclosed in our Annual Report on Form 20-F for the year ended December 31, 2008, we derive revenue from the sale of software and services that is recognized in accordance with SOP 97-2 and SOP 81-1. The Company does enter into multiple element arrangements that include post-contract customer support (“PCS”), which is the only other element included in these types of arrangements and as noted below, is low in amount (less than €55,000 for fiscal year 2008). Specifically, this PCS is one free year of customer support and is provided with new sales.
          We establish vendor-specific objective evidence (“VSOE”) based on the guidance provided by SOP 97-2 to determine the value of this embedded PCS by considering the following:
1.	In subsequent years after a new sale, a customer can purchase this level of support for a fee ranging from 9% to 18% of the price of the software depending on the level of support requested.

2.	The PCS signup and renewal rate for the Company has consistently been around 90%. Based on the high level of renewal, we estimate the value of this embedded PCS based on the market price that is charged in subsequent years.
          For the year ended 2008, there were total software sales with embedded PCS services totaling €1.0 million. The value of the embedded PCS calculated at the high end of the range would be approximately €182,000. The calculated value in fiscal year 2008 is less than €55,000. After considering the cost-benefit effect and comparing the cost to separate the revenue stream to the low materiality of the PCS, we have chosen not to separate the revenue stream, and we do not believe that any additional discussion in our revenue recognition footnote of our policy for establishing the VSOE for the PCS is warranted.
     10. Additionally, if services are included in multiple element arrangements accounted for pursuant to SOP 97-2, tell us if you are able to determine VSOE of such services and how you considered disclosing this in your revenue recognition footnote. If so, please describe your methodology for establishing VSOE and include the volume of stand alone sales used in your VSOE analysis, as applicable. If you are not able to establish VSOE for services, tell us how you account for multiple element arrangements that include such services pursuant to paragraph 12 of SOP 97-2.

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
July 24, 2009

Response:
          As noted in our response to Comment 9, the only element that is included in the multiple element service arrangements accounted for pursuant to SOP 97-2 is related to post-contract customer support (“PCS”). As described above in our response to Comment 9, the value of such services is determined by the subsequent renewal rates of the PCS and is not material to the Company’s results of operations. Thus, we have concluded, for all years presented, that no additional disclosure is required regarding VSOEs in our revenue recognition footnote.
     11. We note from your disclosures on page 7 that government entities accounted for approximately 29% of 2008 revenue and such customers may reconsider their funding on an annual basis and may change the scope of, terminate, or delay projects at their convenience. Please tell us how you considered the guidance of paragraphs 31 to 33 of SOP 97-2 and/or SAB Topic 13.A.4, as applicable, in accounting for fiscal funding clauses included in your arrangements.
Response:
          Our revenues from government entities are not derived from licensing arrangements for which revenues are recognized under SOP 97-2. Our revenues from government entities are derived from project contracts as described in our response to Comment 8 for which the revenues are recognized on a percentage of completion basis under SOP 81-1. Because we recognize revenue for these projects on a percentage of completion basis, any partial cancellation of the contract would generally only affect work not yet performed and, therefore, is not likely to have any impact on revenues already recognized for the project. The fiscal funding clauses in our contracts do not allow a client to claim a refund of any amounts paid.
          The software license is part of the overall project contract. If a government client cancelled the contract before completion, the client would not have anything that it could actually use. To the best of our knowledge, we have never had a government contract partially cancelled as a result of the relevant government body not appropriating sufficient funding for a year to enable our government client to pay the amounts to become payable under the contract in that year. Therefore, we consider the possibility of a client cancelling a contract pursuant to a fiscal funding clause to be a remote possibility.
Note 13. Acquisitions, page F-22
     12. You indicate on page F-23 for your DTN acquisition that the Employee Stockholders have the right to earn a premium, or earn out, on the amount of their deferred purchase price based on achieving a stipulated amount in aggregate of EBITDA for the period from January 1, 2009 to December 31, 2011. Tell us your estimation of the amount of contingent consideration that might be issued. In addition, tell us how you considered disclosing this information and the related accounting treatment that will be followed if the contingency is met pursuant to paragraph 51(f) of SFAS 141.

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
July 24, 2009

Response:
          As disclosed in our Annual Report on Form 20-F for the year ended December 31, 2008, we acquired DTN on October 28, 2008. In addition to the purchase price related to this acquisition and as stated in the Staff’s comment, the Employee Stockholders have the right to earn a premium, or earn out, on the amount of their deferred purchase price based on achieving certain financial targets. Our estimate of the total amount of contingent consideration that might be issued was based on the terms stipulated in the Stock Purchase Agreement (“SPA”) and totals approximately USD $7,677,357.
          In deciding whether the consideration that might be paid after the end of the three year period should be recorded as an additional cost of the acquired enterprise, or as compensation for services to the management team, we considered the SPA’s terms and the guidance provided by EITF 95-8.
          In EITF 95-8, the Task Force reached a consensus that the determination of whether contingent consideration based on earnings or other performance measures should be accounted for as an adjustment of the purchase price of the acquired enterprise or as compensation for services, use of property, or profit sharing is a matter of judgment that depends on the relevant facts and circumstances. However, the Task Force also reached a consensus that an arrangement in which contingent payments are automatically forfeited if employment terminates is a strong indicator that the arrangement is, in substance, compensation for post-combination services rather than additional purchase price.
          When the Company evaluated the linkage of continuing employment to the contingent consideration and the terms of the SPA, it was noted that per the agreement, an employee who was a participant of this deferred compensation program would forfeit his/her premium if they left the Company before December, 2011. Based on this, we concluded that the amount of the premium to be paid should be recorded as compensation expense over the service period, taking into consideration, on each closing date, the probability that such payment would occur.
          For future filings, in accordance with the Staff’s comment, we will disclose in the period in which a material business combination is completed, the amount of contingent consideration recognized as of the acquisition date, if any, a description of the arrangement and the basis for determining the amount of the payment and an estimate of the range of outcomes (undiscounted) or, if a range cannot be estimated, that fact and the reasons why a range cannot be estimated. If we are the acquirer and the maximum amount of the payment is unlimited, we will disclose that fact.
     13. Tell us how you considered disclosing the amount of goodwill that is expected to be deductible for tax purposes, if any, for each of your acquisitions pursuant to paragraph 52(c)(1) of SFAS 141.

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
July 24, 2009

Response:
          We will provide disclosure regarding the amount of goodwill expected to be deductible for tax purposes in future filings for all material acquisitions.
Forms 6-K filed on February 26, 2009 and May 21, 2009
     14. We believe the non-GAAP operating statement columnar format appearing in your Forms 6-K as the “Reconciliation between GAAP and Pro Forma Income and EPS” may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Regulation G. Additionally, you should label such measures as “non-GAAP” rather than as “pro forma” in your non-GAAP reconciliations and related disclosures.
Response:
          The Company provided the non-GAAP reconciliation information in the current columnar format because the Company believed it to be a more comprehensible format to investors, analysts and other users than alternative formats for the required reconciliations.
          Notwithstanding the foregoing, in response to the Staff’s comments, in future disclosures the Company will present reconciliations of each non-GAAP measure used to the most directly comparable GAAP measure in a line item format and the Company will discontinue its use of the current columnar format presented in the Company’s reports on Form 6-K referenced above. The Company will ensure that such reconciliations comply with Regulation G. The Company also confirms that it will refrain from using the term “pro forma” where it is inappropriate to do so, and that it will use the term “non-GAAP” instead for non-GAAP measures referenced in its future earnings releases.
     15. Please explain in your response the nature of adjustments for (1) joint ventures and (2) mark to market derivatives and hedged items. Also, tell us how you considered including disclosure that explains how you use non-GAAP information in conducting and evaluating your business and why the Company believes this information is useful to investors for each of your adjustments.
Response:
          The Company provides non-GAAP measures (previously called “pro forma”) to give investors figures that are most comparable to those used by Management in its evaluation of

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
July 24, 2009

historical results for planning and forecasting purposes. The adjustments represent the removal of GAAP impacts that Management is not able to forecast (such as joint ventures (JVs) and mark to market of derivatives and hedged items), that generally have not impacted the Company’s cash position in the period (such as stock compensation plan expenses and mark to market of derivatives and hedged items), or that Management believes are extraordinary in nature and thus should be removed from the GAAP results for comparative purposes. Below is an explanation of the nature of each of these adjustments and how Management uses the resulting non-GAAP measures in its management of the business:
•	Joint ventures: Telvent, during its normal course of business, and as is customary practice in its industry, participates in joint venture agreements in Spain to bid for and carry on some of its projects in the traffic, energy and environmental segments. These relationships are commonly referred to as “Union Temporal de Empresas” (UTEs). Such UTEs are established for commercial reasons, at the request of the client, and because they are sometimes required when bidding for government related work. A UTE (which is considered a “temporary consortium” under Spanish law) is a form of business cooperation used within the scope of public hiring, with no legal personality, that is established for a certain period of time, definite or indefinite, to carry out work, service or supply in Spain. The terms governing the functioning of a UTE are freely agreed to by the participants provided they are set out in the Articles of Association and conform to applicable law. UTEs are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. As a result of the adoption of FIN 46R, Consolidation of Variable Interest Entities, in January 2004, these joint ventures were determined to be variable interest entities, as they have no equity, and transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. For this reason, and applying quantitative criteria to determine which partner is the most closely associated with the joint venture, the Company consolidates, on a quarterly basis, the results of over 100 UTEs. However, the Company believes it has no control over most of the joint ventures it consolidates, and therefore is unable to control or predict the results of the UTEs. The Company only has control over its portion of revenues and margins associated with the work it is carrying out through the UTE. In addition, the work carried out by other venture partners in the JV may sometimes be unrelated to Telvent’s business, and thus we do not consider that such revenues should be included within Telvent’s revenues. For these reasons, Management considers GAAP revenues and cost of revenues, excluding the revenues and cost of revenues attributable to other venture partners, and including revenues and cost of revenues from UTEs that are carried under the equity method. The resulting non-GAAP revenues, cost of revenues and gross margins are the closest indicators to the measures Management uses in its management of the business.

•	Mark to market of derivatives and hedged items: The Company enters into numerous forward exchange contracts to protect against fluctuations in foreign currency

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
July 24, 2009

exchange rates on long-term projects and anticipated future transactions. In addition, the Company enters into interest rate caps in order to manage interest rate risk on certain long-term variable rate financing arrangements. These transactions have been designated as cash flow hedges and are recorded at fair value in the Company’s consolidated balance sheets, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs (e.g. once foreign currency invoices are issued to clients or received from suppliers). Accounts receivables and payables (the “hedged items”) denominated in foreign currencies are translated to the functional currency using applicable quarter-end or year-end exchange rates, with variations recorded in earnings for each period. Due to the volume of forward exchange contracts and the number of currencies they cover, the Company does not estimate the unrealized gains and losses arising from the accounting entries required by SFAS 133 at each cut-off date. Rather, the Company estimates and manages exchange rate risk on a project by project basis, overseeing and predicting the real cash impact at the end of a project arising from such transactions (both caused by the hedged item and the derivative). For this reason, Management uses internally a non-GAAP measure which is equivalent to GAAP financial income/expense, but which excludes the unrealized gains and losses from recognizing derivatives at fair value and from recording hedged foreign currency receivables and payables at period-end exchange rates.

•	Stock and extraordinary variable compensation plan expenses: The Company has applied SFAS 123R to account for the share acquisition plan established by Abengoa with respect to Abengoa’s shares. This plan has been accounted for as an equity award plan under SFAS 123R, and is being treated similar to a stock option plan. A valuation of the plan was performed at the grant date and the corresponding non-cash compensation expense is being recognized over the requisite service period of five years and six months. In addition, the Company has an extraordinary variable compensation plan for members of its senior management team, to be paid in cash at the end of a five year period, based on the accomplishment of certain objectives. The compensation only vests and becomes payable after the end of the fifth year of the plan. Compensation expense is recorded under GAAP for these two plans. The Company provides a non-GAAP measure which excludes the impact of such plans, as it believes it is useful information to investors because of the extraordinary nature of the plans and the fact that no cash outlay is required from Telvent on the Abengoa stock purchase plan.

•	Amortization of intangibles arising on acquisitions: The Company records intangible assets during the purchase price allocation process performed on acquisitions. These include customer contract (backlog) and relationships, purchased software technology, trade names and in-process research and development, among others. Such intangible

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
July 24, 2009

assets are amortized, for GAAP purposes, over their estimated useful lives. When evaluating an acquisition, the Company does not consider the non-cash amortization expense arising from these intangibles in its valuation. Therefore, the Company periodically excludes such impact from its depreciation and amortization (D&A) line to arrive at non-GAAP D&A, which it believes to be useful information for investors.
          The Company historically has disclosed how it uses non-GAAP information in conducting and evaluating the business and why the Company believes this information is useful to investors in its earnings releases, as follows:
  Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP measures, including pro forma net income attributable to the parent company and EPS. Pro forma net income attributable to the parent company and EPS are adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Pro forma results are one of the primary indicators management uses for evaluating historical results and for planning and forecasting future periods. We believe pro forma results provide consistency in our financial reporting which enhances our investors’ understanding of our current financial performance as well as our future prospects. Pro forma results should be viewed in addition to, and not in lieu of, GAAP results.
Pro forma revenues exclude the impact of joint ventures. Pro forma net income attributable to the parent company excludes the amortization of intangible assets arising from the purchase price allocations performed in our acquisitions, stock and extraordinary compensation plan expenses and mark to market of derivatives and hedged items that Telvent believes are not indicative of its core performance or results. Reconciliation between GAAP and pro forma figures is provided in this release in a table immediately following the unaudited condensed consolidated financial statements.
          We will provide similar disclosure accompanied by a narrative discussion of each adjustment, similar to that provided above, in our future filings.
* * *
          In connection with the foregoing responses, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
July 24, 2009

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.
          If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to Telvent’s Annual Report or other filings with the Commission, please contact Laura Nemeth, Squire, Sanders & Dempsey L.L.P., 127 Public Square, 4900 Key Tower, Cleveland, OH 44114-1304, at (216) 479-8552, fax at (216) 479-8780, or by email at lnemeth@ssd.com, and send a copy to Bárbara Zubiría, Telvent GIT, S.A. Valgrande, 6, 28108 Alcobendas, Madrid, Spain at +34 902 33 55 99, fax at +34 (91) 714 7003 or by email at barbara.zubiria@telvent.abengoa.com.

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
July 24, 2009

Sincerely,
/s/ Bárbara Zubiría
Bárbara Zubiría
Chief Accounting and Reporting Officer